

September 11, 2014

Via E-mail
Mr. Brendan Brennan
Chief Financial Officer
ICON Public Limited Company
South County Business Park
Leopardstown, Dublin 18
Ireland

Re: **ICON Public Limited Company**
           Form 20-F for the Fiscal Year Ended December 31, 2013
           Filed March 12, 2014
           File No. 333-08704

Dear Mr. Brennan:

We have reviewed your August 11, 2014 response to our July 30, 2014 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects

Year Ended December 31, 2013 compared to year ended December 31, 2012, page 29

1. Please refer to your response to our prior comment and address the following:
   - Under *Company Performance - Revenue*:
     - Regarding the second bullet, tell us the amount of net revenue earned in 2012 and 2013 from the "Strategic Partnership" by geographical area.
     - Regarding the third bullet, tell us the amount of net revenue earned in 2012 and 2013 from "a number of strategic relationships with sponsors" by geographical area.
     - Regarding the fourth bullet, tell us the amount of net revenue earned from Cross Country Healthcare in 2013 by geographical area, and in 2012 and 2013 for the other acquisitions listed by geographical area.

- o Regarding the fifth bullet, provide us the number of employees for 2012 and 2013 by geographical area.
- The description in the first paragraph, under *Geographical Area – Revenue,* of your global transfer pricing model appears to be critical information that should be disclosed in order to understand your revenue and income from operations by geographical area. Additionally, it would appear that this description and other information such as:
  - o How you determine the cost plus mark-up percentage for each geographical area;
  - o Any exceptions in using the model like the one for the UK entity described in your response; and
  - o A statement explaining why your method of allocating amounts to geographical areas with the remaining amount retained in Ireland is reasonable,

  is necessary in Note 17. Business Segment Information to comply with ASC 280-10-50-27, 29 and 41.
- Under *Geographical Area – Income from Operations*:
  - o Regarding Rest of Europe, quantify for us the dollar effect of the following on the decrease in income from results of operations:
    - The 1% decrease in 2013 in the cost plus mark-up; and
    - The removal of the UK entity from the global transfer pricing model.
  - o Regarding the Rest of Europe, tell us why the mark-up decreased 1% and further explain why the global transfer pricing model was no longer suitable for the UK entity.
  - o Regarding the US, it appears that the reason indicated in 1 would decrease income from operations. Please quantify this amount and tell us why it increased income from operations. In addition, quantify the additional profit recognized related to Cross Country Healthcare Inc. indicated in 2.
  - o Regarding Ireland, the explanation you give herein and including the amount of net revenue, in each period presented, representing the commercial risk assumed by Ireland as the owner of the intellectual property would seem to be more informative disclosure than your current disclosure on page 30.
- In addition to responding to the above, we encourage you to consider the need for and provide us draft revised disclosure, as necessary, responsive to the above.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant